# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001104659-21-025782
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,186,500; sole dispositive power 0; shared dispositive power 1,186,500; aggregate amount beneficially owned 1,186,500 (17.3% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,186,500; sole dispositive power 0; shared dispositive power 1,186,500; aggregate amount beneficially owned 1,186,500 (17.3% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,186,500; sole dispositive power 0; shared dispositive power 1,186,500; aggregate amount beneficially owned 1,186,500 (17.3% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,180,060; sole dispositive power 0; shared dispositive power 1,180,060; aggregate amount beneficially owned 1,180,060 (17.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Comment: This Amendment No. 8 (this "Amendment No. 8" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 19, 2021, and amended on November 14, 2022, December 9, 2022, August 11, 2023, December 30, 2024, June 27, 2025, September 19, 2025 and October 20, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 8 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 1,180,060 shares of common stock directly held by the Fund; (ii) Common Stock Warrants exercisable for up to 1,056,072 shares of common stock held directly by the Fund; (iii) pre-funded warrants (the "Pre-Funded Warrants" and, together with the Common Stock Warrants, the "Warrants") exercisable for up to 10,000,000 shares of common stock directly held by the Fund; (iv) a total of 6,190 shares of common stock underlying vested stock options (right to buy) held by Joshua Resnick for the benefit of RA Capital; and (v) a total of 83 vested stock options (right to buy) and a total of 167 stock options (right to buy) scheduled to vest within 60 days of this filing held by Sarah Reed for the benefit of RA Capital. Each of the Common Stock Warrants and the Pre-Funded Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants and/or the Common Stock Warrants by virtue of the Beneficial Ownership Blockers.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 6,853,907 shares of common stock outstanding as of September 18, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on September 24, 2025, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.

No. Price Per
Transaction Seller Date Shares Share

Open Market Sale Fund 10/21/2025 25,027 $28.11 (1)
Open Market Sale Fund 10/23/2025 76,880 $28.01 (2)
Open Market Sale Fund 10/24/2025 53,345 $28.01 (3)
Open Market Sale Fund 10/27/2025 90,941 $28.12 (4)

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.475 inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.31 inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.215 inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.345 inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 27, 2025).

Exhibit 99.2 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

Exhibit 99.4 Form of Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

Exhibit 99.5 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.6 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.7 Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.8 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Manager (10/27/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (10/27/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (10/27/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (10/27/2025)